EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-179316) of our report dated June 27, 2016, relating to the statements of net assets available for benefits of the Post Holdings, Inc. Savings Investment Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule of assets (held at end of year) as of December 31, 2015, which appears in the December 31, 2015 Annual Report on Form 11-K of the Post Holdings, Inc. Savings Investment Plan.

/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
June 27, 2016